UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-49897

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2019** AND ENDING **December 31, 2019**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Navaid Financial Services, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1520 Locust St. 12th Floor

(No. and Street)

Philadelphia   **PA**   **19102**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Camey 609-238-9370

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor

(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave.   **Paoli**   **PA**   **19301**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2019

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2019

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
  Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navaid Financial Services, Inc. as of December 31, 2019, the related statements of operations, changes in subordinated borrowings, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navaid Financial Services, Inc.'s management. Our responsibility is to express an opinion on Navaid Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navaid Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary financial information contained in Schedules I, II and III and notes to supplementary schedules on pages 10-13 has been subjected to audit procedures performed in conjunction with the audit of Navaid Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Navaid Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary financial information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

We have served as Navaid Financial Services, Inc.'s auditor since 1995.

Paoli, PA
February 29, 2020

NAVAID FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	632,113
Deposits with clearing organization and others		1,528,174
Marketable debt securities, at fair value		10,077,421
Receivable, related party		16,707
Accrued interest receivable		18,115
Furniture and equipment, net		446
Total assets	$	12,272,976

Liabilities:		
Accounts payable and accrued expenses	$	673,439
Payable to clearing organization		10,088,778
Total liabilities		10,762,218
Subordinated borrowings		1,500,000
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized,		
106 shares issued and outstanding)		1
Additional paid-in capital		99,999
Retained earnings		(89,241.81)
Total shareholders' equity		10,758
Total liabilities and shareholders' equity	$	12,272,976

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2019

Revenues:		
Trading gains and losses, net	$	1,154,005
Interest income		266,205
Commission income		25,107
Total revenues		1,445,317
Expenses:		
Commissions	$	992,066
Employee compensation and benefits		36,217
Interest expense		258,601
Outside services		199,661
Other expenses		13,738
Total expenses		1,500,283
Net loss	$	(54,966)

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2019

Subordinated borrowings at January 1, 2019	$	1,500,000
2019 activity		-
Subordinated borrowings at December 31, 2019	$	1,500,000

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2019

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
January 01, 2019	106	$ 1	$ 99,999	$ 189,955	$ 289,955
Distributions	-	-	-	(224,231)	(224,231)
Net loss	-	-	-	(54,966)	(54,966)
December 31, 2019	106	$ 1	$ 99,999	$ (89,242)	$ 10,758

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net loss	$ (54,966)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Depreciation expense	297
(Increase) decrease in:	
Deposits with clearing organization and others	(13,362)
Marketable securities	(1,089,288)
Receivable, related party	(11,362)
Accrued interest receivable	25,269
Increase (decrease) in:	
Accounts payable and accrued expenses	157,934
Payable to clearing organization	1,296,651
Net cash provided by operating activities	311,172
Cash flows from financing activities:	
Distributions	(224,231)
Net cash used by financing activities	(224,231)
Net increase in cash	86,941
Cash - beginning of year	545,172
Cash - end of year	$ 632,113
Supplemental cash flow information:	
Interest paid	$ 258,601

(The accompanying notes are an integral part of this financial statement.)

(1)   ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 17 of the Securities Exchange Act 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).   The Company operates on a fully-disclosed basis whereby we do not carry accounts for customers. The Company primarily trades in municipal bonds as proprietary transactions.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, which are not within the scope of ASC 606, along with the related commission expense incurred, are also recorded on a trade date basis.   Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation.   In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income.   Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.   The Company files tax returns in the U.S. federal jurisdiction, certain states and cities.   The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2013 and prior.

Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Interest income, which is not within the scope of ASC 606, is recognized when earned.

(3)   MARKETABLE DEBT SECURITIES

As described in Note 2, the Company values marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements*. Investments are classified as Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. All marketable securities held at December 31, 2019 were municipal bonds classified as Level 2 investments within the fair value hierarchy and valued using a market value approach based on market prices of similar securities.

(4)   RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the Company's shareholders. The Company only charges the fund for the Company's expenses incurred. The Company's revenue from the fund was $22,845 for 2019. $16,707 was due from the fund at December 31, 2019. Additionally, the Company may buy/sell bonds from/to the fund at cost.

The Company also serves as the introducing broker to an investment advisor that is owned and managed by the shareholders. There are minimal trades made during the year. Additionally, the investment advisor earns management fees which pass through the Company's accounts. The Company owed $3,444 to the investment advisor at December 31, 2019, which is recorded as accounts payable and accrued expenses in the accompanying statement of financial condition.

Two of the Company's traders are minority shareholders. The Company incurred commissions of $992,066 in 2019 to these shareholders. Additionally, $646,536 is due to the traders at December 31, 2019.

(5)   RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The Company's agreement with the clearing broker allows them to borrow up to ten times their investment balance, limited to $15,000,000. The payable balance incurs interest at the federal funds rate plus an applicable margin.

(6)   SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of notes payable to two shareholders. The notes have been renewed through October 2021 and include interest at 5%, which is payable monthly. Interest expense was $75,000 for 2019. The loans are secured with a deposit at the clearing organization.

---

(7)   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1.   At December 31, 2019, the Company had net capital, as defined, of $735,905 which was $635,905 in excess of its minimum required net capital of $100,000.   The Company's ratio of aggregate indebtedness to net capital was .91 to 1 as of December 31, 2019.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities.   The Company is exempt from this rule under Reg 240.15c3-3(k)(2)(ii) which provides an exemption for broker-dealers who operate on a fully-disclosed basis.   Therefore, the supplementary financial information in Schedules II and III on pages 12 and 13 are not applicable.

(8)   CONCENTRATION OF CREDIT RISK

Cash

The Company maintains its cash accounts at three financial institutions.   Balances are insured by the FDIC up to $250,000 per institution.   The uninsured cash balances totaled $132,113 at December 31, 2019.

Marketable debt securities

The Company's proprietary investments consist solely of municipal securities.   At December 31, 2019, the balance was comprised of 24 securities, of which the 5 largest positions represented 52% of the total marketable securities balance.

Agreements with traders

The Company has agreements with two traders on a month to month basis, of which one trader executes a majority of all trades.   If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

(9)   SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2019

Net capital:		
Total shareholders' equity	$	10,758
Add - subordinated borrowings allowable as net capital		1,500,000
Total capital and allowable subordinated borrowings		1,510,758
Less - total non-allowable assets		19,752
haircuts on securities		755,101
Net capital	$	735,905
Aggregate indebtedness	$	673,439
Total aggregate indebtedness	$	673,439
Computation of basic net capital requirement:		
Net capital requirement	$	100,000
Net capital		735,905
Excess of net capital	$	635,905
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	615,905
Ratio of aggregate indebtedness to net capital		.91 to 1

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
December 31, 2019

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Computation for Determination of Reserve Requirement" under that rule has been provided.

,

NAVAID FINANCIAL SERVICES, INC.
Information for Possession or Control Requirements
Under SEC Rule 15c3-3
December 31, 2019

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Information for Possession or Control Requirements" under that rule has been provided.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2019

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2019 FOCUS Part IIA filing.

Not Applicable: There are no material differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2019 FOCUS Form X-17-A-5 Part IIA filing.

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Shareholders of Navaid Financial
    Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Navaid Financial Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating Navaid Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Navaid Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, on Navaid Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Navaid Financial Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA
February 29, 2020

Members of: American Institute of Certified Public Accountants • Pennsylvania Institute of Certified Public Accountants • Private Companies Practice Section of American Institute of Certified Public Accountants

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
  Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Navaid Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Navaid Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Navaid Financial Services, Inc. stated that Navaid Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Navaid Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Navaid Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA

February 29, 2020

Members of: American Institute of Certified Public Accountants • Pennsylvania Institute of Certified Public Accountants • Private Companies Practice Section of American Institute of Certified Public Accountants

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12-31-2019**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Navaid Financial Services, Inc
1520 Locust St.
12th Floor
Philadelphia, PA 19102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Carney 609-238-9370

2. A. General Assessment (item 2e from page 2) — $2,019

   B. Less payment made with SIPC-6 filed (exclude interest) — (1,234)
   10-22-2019
   Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — 785

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $785

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐ $785
   Total (must be same as F above)

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Navaid Financial Services, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **23** day of **February**, 20**20**.

President/CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2019
and ending 12-31-2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,445,317

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.   244,833

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

     Total additions   1,690,150

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   48,202

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   37,471

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

     (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $258,601

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

     Enter the greater of line (i) or (ii)   258,601

     Total deductions   344,274

2d. SIPC Net Operating Revenues $1,345,876

2e. General Assessment @ .0015 $2,019

     (to page 1, line 2.A.)

OATH OR AFFIRMATION

I, __John Carney_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Navaid Financial Services, INC._____ , as
of __December31_____ , 20 __19___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



_____
Signature

__President/CFO_____

Title



_____
Notary Public

BRYAN MINERVA
Notary Public · State of New Jersey
My Commission Expires Apr 30, 2024

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navaid Financial Services, Inc.

1520 Locust St
12th Floor
Philadelphia, PA 19102

Statement of Exemption

Navaid Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 , "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Navaid Financial Services, Inc.

I, John A. Carney, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Title: President / CFO

02/29/2020